NO ACT

PE 6-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09011695

July 15, 2009

Received SEC
JUL 15 2009
Washington, DC 20549

Jason P. Muncy
Senior Counsel
The Procter & Gamble Company
Legal Division
299 East Sixth Street
Cincinnati, OH 45202-3315

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 07-15-2009

Re: The Procter & Gamble Company
Incoming letter dated June 9, 2009

Dear Mr. Muncy:

This is in response to your letter dated June 9, 2009 concerning the shareholder proposal submitted to Procter & Gamble by MJH Raichyk and Betty Jane Sandoz & Ralph W. Sandoz. We also have received a letter from MJH Raichyk dated June 28, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: MJH Raichyk, PhD
Mathematical Decision Analyst

FISMA & OMB Memorandum M-07-16

Betty Jane Sandoz & Ralph W. Sandoz

FISMA & OMB Memorandum M-07-16

July 15, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated June 9, 2009

The proposal recommends, in part, that Procter & Gamble cease making cat-kibble.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(i)(7), as relating to Procter & Gamble's ordinary business operations (i.e., sale of a particular product). Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Procter & Gamble relies.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

2009 JUL 15 PM 12:05

28th June 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549

To all concerned at the Securities & Exchange Commission:

This letter is in response to the June 9th submission to the SEC by one Jason Muncy of P&G's Legal Division, to enlist your office's confirmation of his plan for P&G to exclude our shareholders' Proposal from P&G's proxy materials for this coming annual meeting in October.

Reading the SEC rules that we -- the Proponents of the Shareholders' Proposal under consideration by your office at this time -- have at our disposal from last year's confrontation, we see that they do state that it is our responsibility to respond to his allegations as soon as we can, which is this note's contents. The timing is equally comparable to P&G's since Muncy had our Proposal in his study for over a month before we were informed -- as you were on June 9th -- that he would argue for its exclusion from our shareholders' business decisions. This evasion is despite the fact that this Proposal for the 2009 Annual Meeting complies with the 500 word limit which was the only issue satisfactorily used to dispute our right to a hearing at the annual meeting last year. Shall we begin..

After we have dealt with the misrepresentations of our Proposal, we shall subsequently clear up the shellgames Mr Muncy plays with past SEC decisions.

Now, focusing on the erroneous claims made by Mr Muncy about our Proposal:

__Claim #1:__ (Muncy's I) Muncy cannot even get through the process of summarizing the Proposal without manufacturing totally patent falsehoods. Muncy is disrespectfully implying -- with his first bold fabrication -- that the SEC Staff would not have read the mere 500 words of the Proposal for themselves -- even though conveniently attached as Exhibit A -- before judging the Muncy I claim about the document and realizing that he has misrepresented the content of the 2009 Proposal under discussion. Such bold tactics with such an easy counter implies that his opinion is that the SEC would simply be expected to believe the fabrication of content that he has done and that does not exist in the Proposal or the Supporting Statement merely based his pitiful summary. How disappointing.

His claim is that our Proposal "**details**" opportunities and "**certain facts that**" we -- those dastardly Proponents -- "**assert should result in the Company**

offering different dry cat food products" is clearly not anywhere in the Supporting Statement as he claims. No specifics regulating the Company's subsequent action after deciding to cease cat kibble production are required. That entire Muncy fabrication should regretfully be stricken.

The Proposal is specific about the decent decision to cease producing damaging cat kibble while the Proposal maintains a logically open position on proper management explorations by the Company, namely its subsequent standard resource realignment through marketing and other production tactics, all of which is respectful of the Company's rightful day-to-day operational freedom when dealing with the emerging consequences of the proposed cessation decision.

Claim #2: **(Muncy's III Preliminary Statement contradicts Muncy's IV B) That our proposal attempts to "micro-manage the company" in its day-to-day operations, while simultaneously is "too vague" so that the company would not "be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."**

When evidence accumulating in public information channels does suggest that the company is not living up to its own mission statement, the shareholders are certainly capable of reporting such global observations as part of their normal oversight of company operations. This is not micro-managing.

And further such shareholders can certainly propose to recommend that a plan to rectify those global failings be considered -- while honoring the company's own self-respect in detailed day-to-day tactical execution, with adequate latitude granted. This is not vagueness, it is sensible respect.

Are we to believe that P&G's marketing management's offerings do not influence retailers to stock items that P&G would be wanting their customers to purchase at that retailer in order to use P&G paid-for coupons for P&G products? The company is able.

Are we to believe that P&G had no idea how P&G could reposition/re-direct a P&G product? Muncy must be claiming not to have a single idea on what P&G's marketing efforts for a product is openly doing, never imagined P&G's marketing management might be defining which consumers should be paying attention to what P&G is producing for sale??? The company is able.

Are we to believe that P&G is unable to invent a convenience food -- based virtually strictly on animal protein and fats -- for cats that will live up to P&G's business mission, given the new insights into cat nutrition and wellness? No details are specified or required in the Proposal or the Supporting Statement but it's clearly respectful to list the possibility that they might consider such. The company is able.

Are we to believe that P&G shareholders are unable to expect that P&G can and will correct the failings of its current dry cat food product -- once the breakthrough in research has been recognized by the Company and the Company has ceased to violate their visions with the current catfood called kibble -- without shareholders being rigorously specific about precise description of tactics to reach the P&G vision that we acknowledge with our shareholders' investment monies? This is not being too vague.

We surely would have thought this latitude was adequately respectful of P&G's abilities and consists in essence of a single recommendation that IAMS live up to its stated vision with regard to a specific product whose performance was demonstrably failing to perform as promised, leading to presently three observations of repercussions that P&G would deal with.

Are we to believe that P&G could make the public announcement that it is ceasing to produce cat kibble without an explanation of the reason that would benefit the public and P&G would instead conceal the adoption of the proposal and its bases by not publicly acknowledging the breakthrough? Yet Muncy expects us to be so gullible as to think that P&G would find it "unclear how the Company would acknowledge a research breakthrough". Is Muncy literally suggesting they ignore this "inconvenient truth" -- ignore that this breakthrough does void those P&G promises in that vaunted P&G vision offered to the public of "enhancing the wellbeing of" cats "by providing branded Iams and Eukanuba nutritional products with superior performance" while instead the research -- confirmed in peer-reviewed veterinary journals -- shows the opposite is true. P&G surely knows how to acknowledge a research breakthrough even if Muncy does not or thinks he can convince the SEC that the vaunted P&G imagination is limited.

Even more challenging to a belief that he is being respectable, Muncy quotes as appropriate reference from another SEC case that "substantial portions of the supporting statement are irrelevant to a consideration of subject matter of the proposal" without his substantively listing of what makes his comparison of his cited case applicable to our Proposal, other than the idea that the SEC gave that company the relief Muncy is seeking. He has not shown that any of our Supporting Statement is irrelevant to the Proposal and its subject. This sort of disconnected-tactic is purely disrespectfully blowing smoke into our eyes.

Is it desperation that Muncy should make an issue of whether the Company does manufacture or sell "canned meat"? What exactly are we to believe is in IAMs low-carb canned catfood if not canned meat? Even IAMs necessarily-high carbohydrate dry cat foods claim -- somewhat deceptively I might note -- a major meat component. I am not going to make an extensive list of P&G

advertising but in a casually noted recent ad campaign (enclosed as an exhibit) for IAMS loriginal ProActive Health dry cat food, P&G states " with chicken, our #1 ingredient for strong muscles.." in order to persuade consumers to purchase such damaging dry catfood on the basis of "meat" in the P&G product. A store examination of the product revealed that being number 1 did not reduce the carbohydrate content -- never in chicken -- to a value below approximately 40% even though the ad specifically touted this brand to produce a cat's "digestion" that was "healthy" which is not the case based on the research in the Supporting Statement. The Company does produce "canned meat" and even their dry food claims meat as a significant component. Why is Muncy making a diverting issue of the term "canned meat", you may wonder as we do.

As for the other insultingly ignorant nonsense in Muncy IV B -- namely that shareholders were going to "control" what prices and products consumers buy and retailers stock by coupons -- we would point out that "encouraging" -- which is the Proposal's phrasing -- does not equate with "coercing" or "controlling" or anything close to that, as Muncy ridiculously is implying. The Proposal's "encouraging" does clearly fit with typical marketing strategy ideas as seen in marketing publications amply available to business readers such as shareholders. This claims' issues are now demolished suitably because they are nonsensical.

<u>Claim #3:</u> (Muncy's IV A) That our proposal is based on a premise that is materially false.

Muncy's ploy is insistence on ancient labels -- attempting to replace "strict" in our Proposal with the older, less rigorous "obligatory" -- and his reliance on 20 year ancient history in the cat nutrition and health world, all of which shows his lamentable lack of investigation of our current evidence in our Support Statement's logic. The whole point and the concept-shattering discovery that we referenced and provided sources for, is that cats have been shown to have a physiology that was not well understood in those ancient "obligatory" concept days. In fact there's a history of grossly misunderstood nutrition for our animals.

Back in 1988, a veterinary cardiology researcher at UC Davis -- one Dr Paul Pion, currently of the Veterinary Information Network -- discovered that the process of heating canned cat foods was diminishing the available taurine in the cans' contents to a level that was causing -- over a longer period than was ever tested in the usual 6 month feeding trials -- more cases of cardio-myopathy and thousands of cats were dying of this unjustifiable damage by the catfood industry -- an industry that was also at that time even claiming "complete and balanced nutrition for all cat life phases". IAMS was not one of the petfood companies whose canned product's taurine level was lower than needed because IAMS just happened to have a formulation that was fish-dominant -- with consequently much higher taurine levels before heating than was required for cats' taurine needs -- so the usual high heating of the canning process still left what appeared to be adequate taurine. Significant breakthroughs in understanding are not unkown and periods of dire consequences are also not unknown.

A similar leap in knowledge - discovery of the current "inconvenient truth" -- occurred in the last few years about the nutrition physiology of cats and its relationship to their organ health. Muncy -- based on what we don't wish to speculate -- claims categorically that there "is currently no relevant information published in peer-reviewed scientific journals that shows an association between the occurrence of diabetes mellitus in cats and the consumption of conventional dry cat foods". MUNCY'S CLAIM IS MATERIALLY FALSE, not ours.

Had he and his veterinary resources -- presumeably ample -- done the requisite homework -- or merely consulted with the cited experts in our proposal -- he would have had in front of him at least the following list of peer-reviewed scientific journals that show our claimed association between feline diabetes mellitus and the consumption of carbohydrate-loaded foods, as well as the attached JAVMA article by Dr D L Zoran, DVM, PhD, DACVIM titled "The Carnivore Connection to Nutrition in Cats" from the December 1, 2002 issue.

Consider this peer-reviewed list as well as the enclosed JAVMA article for your edification:

Frank G, Anderson W, Pazak H, et al, "Use of a high-protein diet in the management of feline diabetes mellitus", Vet Ther 2001;2:238-46

Bennet N, Greco DS, Peterson ME,et al, "Comparison of a low-carbohydrate, low fiber diet and a moderate carbohydrate high fiber diet in the management of feline diabetes mellitus". J Fel Med Surg 2006;8(2):73-84

Rand JS, Marshall RD, "Diabetes Mellitus in cats". Vet Clin Nrth Am Small Anim Pract 2005;35(1):211-224.

As for Muncy's remaining claim of inaccuracy of our estimate of the carbohydrate loading in IAMs cat kibble -- misrepresented in his claim as a falsehood on our part -- we should point out that if any interested party does check the labelling standards for catfood nutrients, specifically for IAMS if desired, it will be seen that there is a company-secrets defensive-inaccuracy in the format of quantities. Namely proteins, fats etc are specified in some cases as Maximums and/or Minimums, which necessitates that the consumer or anyone not privy to insider data must base best-available estimates on these inaccuracies protecting company privileged data. Consequently the standard estimating practice applied -- to another online IAMS example chosen for the writing of the Proposal -- arrived at an implied carbohydrate-load of slightly over 50%, which is entirely within the realm of the Muncy data admitting the existence of IAMS dry catfood with 43% carbohydrate-loading.

And to be precise, the Supporting Statement specifically stated "around 50%" which is not by any stretch of the imagination a falsehood since Muncy himself confirms 43% as an exact number. Muncy is the one making false claims and then heaping them in front of the SEC as evidence, thereby disgracing himself and the P&G legal department.

Clearly such carbohydrate levels as Muncy has admitted do imply that IAMS dry catfood has no right to claim that it is quality nutrition for cats -- complete and balanced and ideal for all life stages -- and should be removed from a company's product line as a well-being promoting food for cats, specifically for a company operating under a vision of 'superior performance, quality and value', not to mention their claim of seeking to 'enhance the well-being of dogs and cats'. The risk of consumer perception of these vision statements as fraudulent claims is a legal liability and a valid shareholder concern.

As a further demonstration of Muncy's desperation to hide these "inconvenient truths" is his demand that "in the alternative, the Proponent should be required to remove" their false claims but he is the one making false claims and should be required to remove them and not be able to obscure the confirmed, peer reviewed research.

Claim #4: (Muncy V) **That the proposal relates to operations which account for less than 5% of the company's total assets, net earnings and gross sales' and 'is not otherwise significantly related to the company's business.'**

Clearly when the company is producing a misbegotten product that is damaging and prematurely killing thousands of cats, this is significant as a credibility destroying catastrophe that has repercussions necessitating drastic demonstrations of professional responsibility and leadership in rectifying their own errors. That leadership and professional responsibility is indeed significantly related to the company's business and public goodwill.

Target marketing concepts would suggest that brand name failed confidence in one brand name would cast doubt on related brands of care products for other family members in a household. The damage to the research reputation and brand name confidence in the consumer world will affect P&G's care products, not just one product and not just IAMS. Nor will it be short term nor silenced. The P&G fiasco we did see many years ago over one specific feminine hygiene product for P&G was not short term, and in the petfood industry in 1988 --

though IAMS did escape that debacle - taurine became a catowner-recognized chemical entity that gets now special mention on labels. Taurine - Min .05%

Even now there were at least two class action lawsuits taking shape in the U.S. which we have encountered this very past year in searching to see what was the status of this Proposal's concern, which is clearly raised and visibly described in our Support Statement. Hence we would suggest that the Staff will concur that our shareholders' concerns are quite material to the entire P&G corporate image which is still recovering from the debacle in their CEO's materially misrepresenting P&G's financial status to investment analysts in 1999-2000.

And now we can deal with the shellgames Muncy has heaped up, scavenged from past SEC decisions that gave some companies relief from a proposal, because that's all that's left. Shellgames with SEC citations.

ShellGame #1 (Muncy III A) That the Proposal involves Ordinary Business Matters relating to the sales of a particular product.

All the cited products where the SEC decision is being classified as supporting P&G are not comparable to our Proposal:

-- the cited proposal products listed for focus were either over-reaching the products supposedly causing damage and were thereby imposing the sale-restraint on similar products that are not proven to be damaging. Specifically, all three of the tobacco related proposal demands would have interfered with the sales of steam-cured tobacco -- namely snus -- for which the health research has thoroughly shown freedom from causation of lung & mouth cancer and heart disease. Regardless of whether a health warning is required, research on snus shows none of the damaging proven for the tobacco warnings on the usual dry-heat cured tobacco products.

-- or the cited product concerns were matters of corporate leadership in decently responsible handling of the 'products' such as live animals at PetSmart,

-- or the cited proposal products were offered with definitive MSDS documents clearly outlaying proper handling of the consumer hazards or -- in the case of drugstore proposal products with some suspect ingredient -- had not been shown themselves to have been damaging products when properly used.

Contrast these situations with P&G's dry cat food products which have too high a carbohydrate content to not be damaging cats' pancreas, and other stressed organs that are evolutionarily developed in cats' ancestry to cope with that ancestry's original existence in the deserts as a small top carnivore.

None of the Muncy examples apply to a product that's been shown in published, peer-reviewed research to be themselves damaging while the producer simultaneously claims to promise buyers that the product produces healthy digestion and long life to induce purchasing of that product for fraudulent relief of consumer worries that they can adequately care for their little cat companions.

The cited list of Muncy's evidence is irrelevant to our Proposal's product and constitutes his opening shellgame.

ShellGame #2 (Muncy III B) That the Proposal involves "Ordinary Business Matters" because it relates to the manner in which the Company conducts research, development and testing

It's not the 'manner', it's the total absence of the requisite research needed to justify product claims that are now seen to be false based on the public record of veterinary medical journals of peer-reviewed and internationally confirmed research. So based on P&G's vision/promise to produce nutritional products that 'enhance the well being' of cats, shareholders as well as business analysts and the public would definitely expect such a breakthrough to be incorporated into Company resources for producing such promises of well being, whether Muncy thinks that would be unthinkable or not.

We shall point out that Muncy makes no reference -- despite his available product experts to provide genuine evidence, peer-reviewed or proprietary that contradicts the research supplied with the Proposal -- to any longterm studies as the bases for P&G's glowing claims because there are none, then that makes P&G's advertising a total exercise in fraud and deception of consumers seeking to care for their beloved cat companions and seeking to buy what will give them a long healthy contented life. It is not "ordinary business" to engage in fraud.

Then Muncy makes the absolutely insulting claim that shareholders would not be able to make such a judgment when they can make validly informed decisions to cease their association with a company that makes claims that induce the public to make FALSE inferences that the company must have done longterm research to support product claims of quality when that quality does, in reality, not exist. Such issues are not 'too complex' for us shareholders as citizens -- nor would shareholders be judged unable to decide guilt or innocence -- in this kibble dispute should this dispute come to trial.

And lastly, this P&G cat kibble situation is not at all comparable to the Pfizer case because Pfizer was not claiming to be promoting the health of the embryos while pursuing their destruction and claiming they -- Pfizer -- had done adequate research that proves the embryos would be benefiting. Pfizer was not engaging in fraudulent advertising of their product to the detriment of their customers.

ShellGame #3 (Muncy III C) That the Proposal involves 'Ordinary Business Matters" because it requests an "internal assessment of risks and benefits of the company's operations"

First of all, it is not an ordinary business matter to be producing and selling a product that now has been demonstrated to have lethal consequences in longterm use while simultaneously seducing consumers with trust-cultivating promises of health promotion. It's not a matter of 'risk', it's a matter of TIME before the criminal damaging done by a product being advertised based on false claims becomes common knowledge.

Secondly the list of SEC decisions disallowing proposals in the Muncy 'evidence' were typically involving politically disputed claims and concepts - from peak oil to climate change - during the period when these issues were in dispute. This Proposal involves a breakthrough in nutritional understanding that has been confirmed in respected peer-reviewed journals and is not contradicted by any longterm studies that would have been necessary to establish the truth and reliability of the health claims that P&G is making. Nor is there any in the research done by the AAFCO, its organizational collaborators in the Department of Agriculture, nor at the FDA. That's why the Supporting Statement was specific that these organizations were entangled in their own error but P&G would be held responsible - a valid shareholders' concern. None of them has contradicting longterm studies.

ShellGame #4 (Muncy III D) That the Proposal does not raise a 'significant social policy'

Muncy attempts to diminish the Proposal as being only about 'felines' and just 'nutrition', not nuclear waste and slave labor, as if felines and nutrition were not very significant in the big world. Well, this proposal affects 60 million pets in US households - out of roughly 100 million US households. That is a significant social dimension. And when the damaging involves 'loved' pets, the policy issue is huge for an overwhelming majority of the US public whether Muncy likes its bigness or not.

As a demonstration of the significance of pets for the overwhelming majority of the US public, we would point out that every product coming from China -- a considerably more diverse and global an entity than P&G - was seriously negatively affected by the pet damaging products that originated in China. The petfood was the last straw. And now we see it emerging in class action lawsuits. Size and scale of P&G are no less vulnerable once the resulting lack of trust transfers to all P&G care products - family care, baby care, health care.

Muncy's shellgame list of disgarded proposals is merely a repetition of the list disqualified in Muncy III A.

And finally, comparably in keeping with SEC allowances referred to in the Muncy submission, we will be enclosing only one copy of these documents in the paper version for the Securities & Exchange Commission, not the former practice of 6 copies since we are hereby submitting these documents electronically to the SEC. An electronic copy will also be sent to 'The Company' in the person of Jason Muncy. Electronically, these documents will simultaneously be sent to our fellow Proponents.

Sincerely,
/MJH Raichyk, PHD
Mathematical Decision Analyst

FISMA & OMB Memorandum M-07-16

Jason P. Muncy
Senior Counsel

P&G

The Procter & Gamble Company
Legal Division
299 East Sixth Street
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-1042
Fax: (513) 386-1927
muncy.j@pg.com

June 9, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *The Procter & Gamble Company / Proposal Submitted by MJH Raichyk & Ralph and Betty Jane Sandoz*

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"). As discussed below, the Company received a shareholder proposal (the "Proposal") from MJH Raichyk and Ralph and Betty Jane Sandoz (the "Proponents") for inclusion in the proxy materials for its 2009 Annual Meeting of Shareholders (the "2009 Proxy Materials"). A copy of the Proposal is attached hereto as Exhibit A.

For the reasons stated below, the Company intends to omit the Proposal from the 2009 Proxy Materials. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2009 Proxy Materials for the reasons discussed below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachment are being emailed to the Staff at shareholderproposals@sec.gov. Copies of this letter and its attachment are being sent simultaneously to the Proponents as notice of the Company's intent to omit the Proposal from the 2009 Proxy Materials as required by Rule 14a-8(j).

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they submit to the Commission or the Staff. Accordingly, we are requesting that the Proponents send a copy of any correspondence that they submit to the Commission or the Staff with respect to the Proposal to the Company using the contact information provided above.

I. Summary of the Proposal

On April 21, 2009, the Company received a letter from the Proponents containing the following Proposal for inclusion in the 2009 Proxy Materials:

Therefore we recommend: P&G

- acknowledge the research breakthrough, cease making cat-kibble,
- encourage consumers to buy, and grocery suppliers to stock, affordable canned meat, with coupon inducements and increased production of Iams low-carb canned catfoods
- consider what opportunities there are for re-directing existing kibble production resources, and/or inventing convenience non-carbohydrate cat-toy edibles

A copy of the Proponents' letter, Proposal and Supporting Statement are attached hereto as Exhibit A. The Supporting Statement references "blindingly huge implications" and "legal, financial and public relations consequences" that could result should the Company elect to continue to sell its current dry cat food products. The Supporting Statement also details certain research and development opportunities that the Proponents suggest should be considered by the Company and provides certain facts that they assert should result in the Company offering different dry cat food products.

II. No-Action Request

The Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2009 Proxy Materials. The Company believes that it may omit the Proposal from the 2009 Proxy Materials for the following reasons:

- the Proposal deals with matters relating to the Company's ordinary business operations, and therefore may be omitted in reliance on Rule 14a-8(i)(7);

- the Proposal violates Rule 14a-8(i)(3) because the Proposal and Supporting Statement contain materially false or misleading statements, and the Proposal is so vague and indefinite that neither the shareholders voting on it, nor the Company implementing it, would be able to determine with any reasonable certainty what actions are required; and

- the Proposal relates to operations which account for less than 5 percent of the Company's total assets, net earnings and gross sales and is not otherwise significantly related to the Company's business allowing for exclusion pursuant to Rule 14a-8(i)(5).

The Proposal also contains other substantive deficiencies, but we have refrained from raising such objections at this time. We respectfully reserve the right to raise such objections should the relief requested herein not be granted by the Staff. Because this request will be submitted electronically pursuant to SLB 14D, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). The Company is simultaneously providing a copy of this submission to the Proponents.

III. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals that deal with matters relating to a company's ordinary business operations. The Commission has acknowledged that the underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 21, 1998) (the "1998 Release"). More specifically, the Commission noted that the ordinary business exclusion rests on two central considerations: (1) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (2) the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Company is one of the world's largest manufacturers, marketers and distributors of pet foods under its Iams® and Eukanuba® brands. Its stated mission is to "Enhance the well-being of dogs and cats by providing branded Iams and Eukanuba nutritional products with superior performance, quality and value." There is no question that the Proposal goes to the very heart of the Company's "ordinary business operations" – namely decisions related to the research, development, manufacturing, marketing, sale and distribution of its products. The Proponents acknowledge as much in the Proposal itself when they state "[f]ailing to deal with this 'inconvenient truth' **isn't appropriate business planning**." (emphasis added)

A. *The Proposal Involves Ordinary Business Matters Because it Relates to the Sale of a Particular Product.*

The Staff has consistently recognized that decisions regarding the sale or distribution of a particular product or service are part and parcel of the ordinary business operations of a company. To that end, the Staff has consistently permitted companies to exclude proposals seeking to discourage or eliminate the sale of specific products because they relate to the company's ordinary business operations under Rule 14a-8(i)(7). For example, the Staff recently permitted exclusion of a number of shareholder proposals seeking to discontinue or discourage the sale of tobacco and tobacco-related products at various retail and drug store chains because they relate to ordinary business operations (i.e., the sale of a particular product). See *Rite Aid Corporation* (March 26, 2009) (permitting exclusion of a proposal requesting a board report related to how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products); *CVS Caremark Corporation* (March 3, 2009) (permitting exclusion of a similar proposal); *Albertson's Inc.* (March 18, 1999) (permitting exclusion of proposal calling for the discontinuation of all sales of tobacco products).

The Staff's position has not been limited to the tobacco industry. The Staff has reached the same conclusion regarding shareholder proposals that touch upon the treatment and safety of animals. In *Pet Smart, Inc.* (April 8, 2009), the Staff permitted exclusion of a shareholder proposal requesting that the board report on the feasibility of PetSmart phasing out its sale of live animals by 2014. The Staff's decision was predicated upon the fact that live animals were one of many "products" that PetSmart offered for sale. And, because decisions regarding the sale of particular products are best left to the board and company management, the Staff agreed that the proposal was excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations (i.e., sale of particular goods).

The Staff reached the same conclusion in *The Home Depot, Inc.*, (January 24, 2008). In *The Home Depot Inc.*, the Staff granted relief under Rule 14a-8(i)(7) regarding a proposal encouraging Home Depot to end the sale of glue traps (devices used to catch animals). The Staff again based its decision on Rule 14a-8(i)(7) and the fact that business decisions as to which particular products a company elects to sell are related to ordinary business operations best left to the board and company management.. There are several other recent Staff decisions that support the proposition that proposals that seek to impinge upon the rights of the board and company management to determine which particular products to sell are excludable under Rule 14a-8(i)(7) because they relate to the company's ordinary business operations.

See *The Home Depot, Inc.* (February 26, 2009) (allowing for exclusion of a proposal requesting a report on options to reduce consumer exposure and increase awareness regarding mercury and other toxins contained in certain of its products); *Family Dollar Stores, Inc.* (November 6, 2007) (permitting exclusion of a proposal requesting a report evaluating policies and procedures for minimizing customers' exposure to toxic substances in its marketed products; *Walgreen Co.* (October 13, 2006) (granting relief under Rule 14a-8(i)(7) with regard to a proposal seeking a report on the use of carcinogens and other toxic substances in the company's private label products); *Wal-Mart Stores, Inc.* (March 24, 2006) (permitting exclusion of proposal requesting a report on policies for minimizing customers' exposure to toxic substances in its products); and *Borden, Inc.* (January 16, 1990) (allowing exclusion of a proposal to provide a report on the use of irraditation in food processing because the choice of processes and supplies used in the preparation of its products relates a company's ordinary business operations).

The same is true with respect to the instant Proposal. Not unlike the proposals referred to above, the Proponents are seeking to control the Company's decision-making with respect to the types and kinds of products that the Company sells into the marketplace. The Proposal would not only require that the Company "cease making cat-kibble," but it would require that the Company explore entering into a new market with a new product predicated on the Company inventing "convenience non-carbohydrate cat-toy edibles. Such attempts to micro-manage the company and impinge upon fundamental business decisions best left to the Board and Company management are exactly the kind of shareholder actions that Rule 14a-8(i)(7) is designed to prevent. Because decisions regarding the sale of particular products are clearly part of the Company's ordinary business operations, we respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2009 Proxy Materials in reliance on Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Matters Because it Relates to the Manner in which the Company Conducts Product Research, Development and Testing.

The introductory paragraph of the Proposal states: "We've encountered a **serious lapse in P&G's research-supported products**. The consequences make changes in Iams' operations a vital shareholder concern." (emphasis in original) The Proposal goes on to request that the Company "acknowledge the research breakthrough" described in the Supporting Statement and "consider what opportunities there are for redirecting existing kibble production resources, and/or inventing convenience non-carbohydrate cat-toy edibles." The Supporting Statement is replete with references to the research performed by other veterinarians and specifically notes that "Iams isn't receiving decent guidance from the FDA, the Department of Agriculture, nor even AAFCO" and that "[i]t's time to act." The clear implication of the Proposal and Supporting Statement is that the Company should replace its current product research, development and testing protocols with those created by Dr. Hodgkins.

The Staff has recognized that a company's decisions regarding how to conduct product research, development and testing should not be the subject of shareholder decision-making. These types of decisions are simply too complex for shareholders to make and often require input from experts in a variety of fields that are employed by, and made available to, Company management and the Board. The Staff has consistently upheld this interpretation of Rule 14a-8(i)(7), permitting exclusion of proposals that invovle a company's ordinary business operations because they relate to "product research, development and testing." In a recent decision involving a proposal to Pfizer Inc. requesting that the Company explore the ethical and business implications of research involving cell lines that result from the destruction of human embryos, the Staff concurred with Pfizer's view that the proposal could be excluded because it related to the company's ordinary business operations (i.e., product research, development and testing). *Pfizer Inc.* (February 14, 2009). The Staff's decision is consistent with a number of previous cases where they permitted exclusion based on Rule 14a-8(i)(7) of proposals that were related to ordinary business operations because they involved product research, development and testing. See e.g., *Merck & Co.* (January 23, 1997) (permitting exclusion of a proposal similar to that described above); *Pfizer Inc.* (January 23, 2006) (allowing exclusion of proposal seeking information ont the effect of psychotropic medications on specific persons because it related to product research, development and testing); and *Pfizer Inc.* (January 25, 2004) (concurring in the exclusion of a proposal seeking to change research protocols because it related to the company's ordinary business operations of product research, development and testing).

Based on Rule 14a-8(i)(7) and the Staff's previous interpretations of that rule, the Proposal may be excluded as a matter of ordinary business operations because it relates to the manner in which the Company conducts its product research, development and testing. Determinations as to which research opportunities to explore, which business opportunities to pursue, and how product research and development should be conducted are part of the Company's ordinary business and involve complex matters as to which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." *SEC Release No. 34-12999* (Nov. 22, 1976) (the "1976 Release").

C. ***The Proposal Involves Ordinary Business Matters Because it Requests that the Company Engage in an Internal Assessment of the Risks and Benefits of the Company's Operations.***

The Staff has acknowledged that internal evaluations of risk are inherently related to the ordinary business operations of a company. In *Staff Legal Bulletin No. 14C §D(2)* ("SLB 14C"), the Staff explained:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

Here, there can be no doubt that the Proposal seeks the kind of internal assessment of risks and benefits to the Company described in SLB 14C. The Proposal seeks to halt the Company's production and sale of dry cat food in light of 'the American public's panic and anger" and the potential "legal, financial and public relations consequences" that could result should the Company fail to do so. The Proponents state that:

- there will be "[b]lindingly huge implications for kibble supporters" if the Company "fail[s] to deal with this 'inconvenient truth.'"
- "[t]he American public's panic and anger – over being induced to unwittingly feed injurious substances to their precious pets – barely two years ago, led to a massive reaction against Chinese manufacturing, that still reverberates;" and

- "Iams isn't receiving decent guidance from the FDA, the Department of Agriculture, nor even AAFCO – and P&G, not them, **will be facing legal, financial and public relations consequences.**" (emphasis added).

The Supporting Statement focuses on minimizing future liabilities, protecting brand reputation and avoiding risk to the Company's position within the pet food industry. As a result, it would be impossible for the Company to implement the Proposal without engaging in an internal risk assessment of the potential legal, financial and public relations risks associated with its continued production of dry cat food.

The Staff has continuously permitted Companies to exclude proposals that require the Company to engage in this type of internal risk assessment. This is especially true where proposals call for actions which involve an assessment of the financial and reputational risks facing a company. For example, in *Newmont Mining Corp.* (January 12, 2006) the Staff permitted the exclusion of a proposal seeking a report on the financial and reputational risks faced by the company as a result of its operations in Indonesia. The Staff reached the same conclusion in *The Dow Chemical Company* (February 23, 2005) when concurring in the exclusion of a proposal requesting a report describing the reputational and financial impact to the company of outstanding Bhopal issues. See also *Sunoco, Inc.* (February 8, 2008) (proposal to establish a board committee on sustainability required an evaluation of risks and therefore was excludable as within the company's ordinary business operations; request for reconsideration denied March 7, 2008)); *Wachovia Corp.* (January 28, 2005) (proposal requesting report on the effect on company's business strategy of the risks created by global climate change entailed evaluation of risks by the company, and so was excludable as involving company's ordinary business operations); *Chubb Corp.* (January 25, 2004) (proposal requesting report providing comprehensive assessment of company's strategies to address impacts of climate change on its business, required an evaluation of risks and benefits and therefore was excludable as within company's ordinary business operations); *Xcel Energy Inc.* (April 1, 2003) (proposal requesting report disclosing: (1) economic risks associated with company's emissions of greenhouse gases, and (2) economic benefits of committing substantial reduction of emissions, was excludable, as it related to company's ordinary business operations.).

Based on the Staff's guidance in SLB 14C, and the precedents discussed above, the Proponents' request that the Company take action in light of the "blindingly huge implications" and potential for "legal, financial and public relations consequences" seeks an internal assessment of the risks and benefits related to the Company's dry cat food business and is, therefore, excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

D. The Proposal Does Not Raise a Significant Social Policy for Purposes of Rule 14a-8 and May Be Excluded Because It Relates to Ordinary Business Operations.

The Staff has explained that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *1998 Release*. This approach allows shareholders to have "the opportunity to express their views . . . [on] proposals that raise sufficiently significant social policy issues." *Id.*

However, while the Company clearly recognizes the importance of providing proper nutrients and healthy food to the Company's feline consumers, and only manufactures and sells products that meet this need, the level of carbohydrates in dry cat food does not rise to the level of a significant social policy issue. It is not on par with the other social policy issues that the Staff has considered significant enough to "transcend ordinary business operations." (e.g., nuclear power and safety, doing business in countries with a history of human rights violations, slave labor dealings with mainland China and the former Soviet Union, national security, etc.).

Moreover, the fact that a proposal may touch on what some consider a significant social policy issue does not prevent exclusion of the proposal if it relates to the ordinary business operations of a company. The Staff has recognized that certain proposals which touch on social policy issues may be excludable under Rule 14a-8(i)(7) and have permitted the exclusion of proposals analogous to that offered by the Proponents on the basis that they related to ordinary business operations. See *SLB 14C*; *Rite Aid Corporation* (March 26, 2009) (permitting exclusion of a proposal requesting that the board report on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products); *CVS Caremark Corporation* (March 3, 2009) (permitting exclusion of a similar proposal related to the sales of tobacco products). The Staff has extended this interpretation to allow for exclusion of proposals which also relate to issues involving animal welfare and safety. See e.g., *PetSmart, Inc.* (April 8, 2009) (concurred in the exclusion of a proposal requesting a report on the feasibility of phasing out PetSmart's sale of live animals because it related to PetSmart's ordinary business operations); *The Home Depot, Inc.* (January 24, 2008) (permitting exclusion of a proposal encouraging Home Depot to end the sale of glue traps because it related to the company's ordinary business operations); and *Wal-Mart Stores, Inc.* (March 24, 2008) (granting relief for a proposal requesting a board report on the viability of implementing a cage-free egg policy in the United States because it related to ordinary business operations).

Because the Proposal relates to the Company's ordinary business operations and does not raise a significant social policy issue, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7).

IV. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(3) Because the Proposal Is Materially False, Misleading, Vague and Indefinite.

A. *The Proposals Are Based On A Premise That Is Materially False.*

Under Rule 14a-8(i)(3), a proposal or supporting statement is excludable if it "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In addition, the Staff has stated that "[i]t is important to note that Rule 14a-8(i)(3), unlike the other bases for exclusion under Rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole." *See Staff Legal Bulletin No. l4B § B(1)* (September 15, 2004) ("SLB 14B) .

In this case, the fundamental premise on which the Proponents offer the Proposal is false. Cats are not strict carnivores. On the contrary, it is widely recognized that Cats are "obligate carnivores." While they do need the nutrients found in animal-based protein in their diet, they can also eat and digest foods derived from other sources. The Proponents then build upon the false premise that cats are strict carnivores to reach the following additional conclusions which are also false: (1) cats are only able to digest meat; (2) consumption of carbohydrates can not be tolerated without organ distress; and (3) consumption of carbohydrates on a long-term basis cause "progressively fatal damages" that could have been avoided. Cats can and do digest foods other than meat, and they can and do consume carbohydrates without organ distress. Furthermore, there is currently no relevant information published in peer-reviewed scientific journals that shows an association between the occurrence of diabetes mellitus in cats and the consumption of conventional dry cat foods.

The Proponents also state that the Company's Iams dry cat foods are comprised of 50% carbohydrates. This statement is patently false. The Company produces a variety of IAMS dry cat foods that have a targeted carbohydrate content of between 26% and 43% on an "as fed" basis. The Company does not produce an Iams dry cat food with a carbohydrate content of 50% or more.

The Staff has indicated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *SLB 14*. In light of the pervasive nature of the false and misleading statements that permeate the Proposal and the Supporting Statement, the Company believes the Proposal may properly be excluded. In the alternative, the Proponent should be required to remove or revise the false and misleading statements noted above.

The Staff consistently has taken the position that a proposal may be excluded from proxy materials Rule 14a-8(i)(3) when such proposal and supporting statement contain false and misleading statements or omit material facts necessary to make statements contained therein not false or misleading. See e.g., *Entergy Corporation* (February 14, 2007); *Farmer Bros. Co.* (November 28, 2003); *Monsanto Co.* (November 26, 2003); *Sysco Corp.* (August 12, 2003); and *Siebel Sys., Inc.* (April 15, 2003).

In light of these no-action letters, and the fact that the fundamental underlying premise of the Proposal is false, the Company believes that it may omit the Proposal from the 2009 Proxy Materials in reliance on Rule 14a-8(i)(3).

B. The Proposals Are Materially Vague and Indefinite.

The Staff consistently has taken the position that a proposal may be excluded under Rule 14a-8(i)(3) as materially misleading if it is so vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *SLB 14B § B(4)*; *Philadelphia Electric Company* (July 30, 1992). Furthermore, the Staff has noted that exclusion may be appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." *SLB 14B §B(4)*.

As drafted, no shareholder could reasonably surmise the purpose or effect of the Proposal. The first part of the Proposal suggests that shareholders should vote for the Company to "acknowledge the research breakthrough" and "cease making cat-kibble." It is unclear how the Company would acknowledge a research breakthrough, and it is equally unclear as to what research breakthrough the Proponents are requesting that the Company and its shareholders acknowledge. As more fully explained above, such action would also require that the Company endorse a study and/or information that it believes to be inaccurate and/or incomplete.

P&G

The second part of the Proposal requests that shareholders vote to have the Company "encourage consumers to buy, and grocery suppliers to stock, affordable canned meat, with coupon inducements and increased production of Iams low-carb canned catfoods." However, it is unclear how the Company would implement the Proposal if passed. The Company currently does not manufacture, market or sell "canned meat." And, the Company does not offer coupons for products that it does not manufacture, market or distribute. Moreover, it falsely suggests that shareholders have the ability to control, through a shareholder vote, what products meat and grocery suppliers stock and the price at which they choose to sell those products.

Finally, the Proposal requires the Company to "consider what opportunities there are for redirecting existing kibble production resources, and/or inventing convenience non-carbohydrate cat-toy edibles." This portion of the Proposal is also sufficiently unclear as to be too vague and indefinite to allow for implementation. The Proposal offers little insight into: (1) what other potential opportunities is the Company to consider for use of its dry cat food formula, especially when the Proponents state that is harmful if used for its intended purpose?; (2) what resources should the Company look to "redirect"?; (3) how should the Company "redirect" these resources?; and (4) should those resources include the human capital involved in the production of dry cat food? Without an adequate response to each of these questions, the Proposal would invariably lead the Company to implement policies that are significantly different than those envisioned by the shareholders who had voted for the proposal.

On numerous occasions, the Staff has permitted the exclusion of shareholder proposals that included inconsistencies and ambiguities that were analogous to those presented by the Proposal. For example, in *Yahoo! Inc.*, (March 26, 2008), the Staff permitted the exclusion of a proposal requesting that the Yahoo board establish "a new policy of doing business in China, with the help from China's democratic activists and human/civil rights movement." The supporting statement offered little explanation as to what the new policy should include, how it should operate, who the democratic activists that the Company should seek help from or how they could help create the new policy. Instead, the Supporting Statement focused on the potential damage to Yahoo!'s reputation resulting from the company's purported cooperation with the Chinese government.

Yahoo! argued that "a policy for doing business in any country is an extensive, multi-faceted undertaking, and based solely upon the little guidance contained in the [p]roposal and [s]upporting [s]tatement as to the nature of the requested policy, stockholders will not be able to ascertain with any certainty the nature of the 'policy' they are requesting, and, in fact, it is extremely likely that each stockholder could envision a different policy, and any 'policy' implemented by the Company could be significantly different from the actions envisioned by the stockholders voting on the [p]roposal." The same is true with respect to the Proposal. There is little guidance in the Proposal or the Supporting Statement as to "how" the Company should "acknowledge the research breakthrough" or how the Company should "encourage consumers to buy, and grocery suppliers to stock, affordable canned meat" when the Company does not currently manufacture, sell or market such products. Moreover, it is equally unclear what "opportunities" the Company should consider for redirecting existing kibble production when Proponent has suggested that this product should not be used for its intended purpose (dry cat food).

The Staff's position in Yahoo! is consistent with several other no-action letters that allowed for exclusion of proposals that were so vague and indefinite as to be materially misleading in violation of Rule 14a-8(i)(3). See e.g., *Sensar Corporation* (July 17, 2001) (permitting exclusion of a proposal that would allow stockholders to provide an advisory vote on executive compensation because it was so vague and indefinite as to be materially misleading); *Bank of America Corporation* (February 12, 2007) (granting relief under Rule 14a-8(i)(3) with regard to a proposal that the company "institute a policy of reducing investments of the Corporation by five (05) percent annually until such time as the State of Israel ceases its military, economic, and other political attacks on the Palestinian Authority and League of Arab States."); *NSTAR* (January 5, 2007) (granting relief under Rule 14a-8(i)(3) with regard to a proposal that requested that the company provide shareholders with "standards of record keeping of our financial records as stockholders and proxies and fiduciaries"); *American International Group, Inc.* (March 21, 2002) (granting relief under Rule 14a-8(i)(3) with regard to a proposal that the company assemble a meeting of shareholders regarding matters described in the proposal); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal as vague and indefinite where the phrase "improved corporate governance" was undefined and the supporting statement discussed a range of corporate governance issues without elaborating on which of those were considered "improved corporate governance").

Based on these no-action letters, and because the Proposal is so vague and indefinite as to be materially misleading, the Company believes that the Proposal may be omitted in reliance on Rule 14a-8(i)(3).

V. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(5) Because It Relates to Operations which Account for Less than Five Percent of the Company Total Assets, Net Earnings and Gross Sales and Is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) allows for exclusion of a proposal if it relates to operations which account for less than five percent of the company's total assets, net earnings and gross sales at fiscal year end and is not otherwise significantly related to the company's business. The Company is the largest consumer products company in the world. The Company had approximately $83.5 billion in net outside sales during fiscal year 2007/2008. The Company's net outside sales for its dry cat food business accounted for less than 0.5 % of those sales, and significantly less than 0.5% of the Company's earnings for the same period. In addition, assets dedicated to the Company's dry cat food business accounted for significantly less than 0.5% of the Company's total assets.

Even if a Proposal relates to operations that account for less than five percent of a company's total assets, net earnings and gross sales, the company may not exclude the Proposal under Rule 14a-8(i)(5) if it is "otherwise significantly related to the company's business." *Rule 14a-8(i)(5).* As the Commission has previously noted:

> Historically, the Commission staff has taken the position that certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business. ... For example, the proponent could provide information that indicates that while a particular corporate policy which involves an arguably economically insignificant portion of an issuer's business, the policy may have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities. *SEC Release No. 34-19135 (Oct. 14, 1982)* (the "1982 Release')

However, based on the size and scale of the Company's multibillion dollar global consumer products business, the Company's sale of dry cat food products does not have a significant impact on other segments of the Company's business (e.g., beauty, grooming, health care, fabric care and home care, and baby care and family care). Such a small part of a large business could not reasonably be expected to subject the Company to significant contingent liabilities.

Because dry cat food sales comprise less than five percent of the Company's total assets, net earnings and gross sales, and because the Proposal is not otherwise significantly related to the Company's business, the Company respectfully requests that the Staff concur in the Company's view that it may exclude the Proposals from the 2009 Proxy Materials in reliance on Rule 14a-8(i)(5).

VI. Conclusion

For the reasons stated above, the Company believes that the Proposal may be omitted from the 2009 Proxy Materials pursuant to (1) Rule 14a-8(i)(7), (2) Rule 14a-8(i)(3) and (3) Rule 14a-8(i)(5). Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal from the 2009 Proxy Materials.

Should you have any questions regarding this matter or require additional information, please contact me at (513) 983-1042. Please be aware that the Company intends to file its definitive 2009 Proxy Materials with the Commission on August 28, 2009, in advance of the Annual Meeting of Shareholders to be held on October 13, 2009. As such, a decision from the Staff by August 5, 2009 would be greatly appreciated.

Sincerely,

Jason P. Muncy
Senior Counsel

Enclosures

cc: -- w/enclosures
MJH Raichyk
Ralph & Betty Jane Sandoz

Exhibit A

April 21st 2009

Susan S. Felder,
Assistant Secretary Shareholders' Services
Procter & Gamble
One Procter&Gamble Plaza
Cincinnati OH 45202

To Shareholder Services:

Attached is The Shareholders' Proposal we are preparing to present for the Annual Meeting this fall.

The word count – using several well known standard word processing programs – is less than 500, as required. There should be no difficulties as encountered in last year's offer.

The requisite proofs of more than adequate ownership of P&G shares are also included – for the current as well as for the annual requirement for those of us preparing to offer P&G the opportunity to make the decent choice presented in the proposal.

We, the presenters, also state – for the record – that we shall retain our ownership of the requisite shares until the Annual Meeting..

Looking forward to meeting your deadline with these documents.

As always,

MJH Raichyk, PhD   Betty Jane Sandoz & Ralph W Sandoz

FISMA & OMB Memorandum M-07-16

We've encountered a **serious lapse in P&G's research-supported products**. The consequences make changes in IAMS' operations **a vital shareholder concern.**

IAMS' dry catfood labels' nutrient analysis implies a carbohydrate (never in meat) content of around 50%.

Dry petfood production's extrusion machinery cannot function without high-carbohydrate content.

Cats are STRICT carnivores:

-- Their organs evolved meat-only digestive chemistry:

-- Tremendous ability to produce energy from protein.

-- Protein, non-carbohydrate, stimulation of insulin-release.

-- Consumption of large amounts of carbohydrates causes

-- glucose toxicity,

-- amyloid deposition in the pancreas,

-- exhaustion of the pancreatic cells.

-- Not even 10% carbohydrates can be tolerated without organ distress

-- If eaten longterm, progressively fatal damages occur that should have been avoided.

Feline-diabetes-mellitus, one such disease:

<u>Without cessation of carbohydrate-loaded petfoods</u>, cats living on insulin injections frequently develop degenerative kidney failure, hyperthyroidism -- nightmares for their owners.

With cessation of carbohydrates, the research of Dr E. Hodgkins, DVM, JD is uniformly achieving 80% actual CURES after a tight-regulation-series of insulin doses to re-establish the cat's normal digestive processing with now-strictly meat diet.

Dr Hodgkins, DVM, JD has research credentials, an established professional background in the petfood industry, and the distinction of actual clinical practice. The Hodgkins' patented method is on public record (www.PTO.gov).

Dr Greco, DVM, PhD, an internal medicine specialist, did confirmation research while at the American Medical Center, Teaching Hospital, NYC. Dr Rand, Professor at the School of Veterinary Science, University of Queensland, Brisbane, established the comparable progress with Australia's version of pet insulin.

Both have been making presentations to veterinary medical associations (Greco's Denver AVMA testimony, www.catnutrition.org) and exploring alternatives for the remaining 20% of feline-diabetes clients.

Excellent news for our cat population -- an estimated count of over 60 million, each with a $2-3,000 food loyalty value.

Blindingly huge implications for kibble supporters:

The implications, not being acknowledged, shake-up other sanctioned animal-feeding practices. Herbivore-carnivore digestive limitations are currently ignored. Failing to deal with this "inconvenient-truth" isn't appropriate business planning.

IAMS isn't receiving decent guidance from the FDA, the Department of Agriculture, nor even AAFCO -- and P&G, not them, will be facing legal, financial and public relations consequences.

It's time to act. The patent for the Hodgkins' protocol has been bought by Heska Corporation (HSKA, Colorado) specializing in innovative, research-driven care and diagnostic solutions. The Hodgkin's book -- uniformly welcomed among the cat owners' groups online -- is now spreading to libraries and bookstores.

The American public's panic and anger -- over being induced to unwittingly feed injurious substances to their precious pets -- barely two years ago, led to a massive reaction against Chinese manufacturing, that still reverberates.

Therefore we recommend:

P&G

-- acknowledge the research breakthrough, cease making cat-kibble,

-- encourage consumers to buy, and grocery suppliers to stock, affordable canned meat, with coupon inducements and increased production of IAMS low-carb canned catfoods

-- consider what opportunities there are for re-directing existing kibble production resources, and/or inventing convenience non-carbohydrate cat-toy edibles